# THIRD SEVEN CAPITAL, LLC

**(A Limited Liability Company)**

## STATEMENT OF FINANCIAL CONDITION

**DECEMBER 31, 2025**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-69032 |

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING   01/01/2025   AND ENDING   12/31/2025

MM/DD/YY                                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:   Third Seven Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

67 Holly Hill Lane,  Suite 300C

(No. and Street)

| Greenwich | CT | 06830 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Daniel Sakol | 516 393 5618 | Daniel.Sakol@jrsfinancialservices.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP

(Name – if individual, state last, first, and middle name)

| 185 Crossways Park Drive | Woodbury | NY | 11797 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 12-14-2004 | | 2107 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Nick Ledger_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Third Seven Capital LLC_____, as of __December 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO/CFO

_____
Notary Public

## This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# THIRD SEVEN CAPITAL, LLC
## (A Limited Liability Company)


## DECEMBER 31, 2025


## TABLE OF CONTENTS



# Weisberg, Molé, Krantz & Goldfarb, LLP
### Certified Public Accountants

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Member of
Third Seven Capital, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Third Seven Capital, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Weisberg, Mole', Krantz & Goldfarb, LLP*

We have served as the Company's auditor since 2024.

Woodbury, New York
February 15, 2026

# THIRD SEVEN CAPITAL, LLC
## (A Limited Liability Company)
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2025

Assets

| | | |
|---|---|---:|
| Cash | $ | 216,548 |
| Accounts receivables | | 66,105 |
| Due from affiliates | | 181,544 |
| Prepaid expenses and other current assets | | 58,076 |
| Investments | | 1 |
| **Total Assets** | **$** | **522,275** |

LIABILITIES AND MEMBERS' EQUITY

Liabilities

| | | |
|---|---|---:|
| Accounts payable, accrued expenses and other liabilities | | 129,586 |
| **Total liabilities** | **$** | **129,586** |
| Commitments & contingencies - Note 9 | | |
| Members' equity | | 392,688 |
| **Total liabilities and members' equity** | **$** | **522,275** |

See notes to the financial statement

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Third Seven Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA). The Company was formed as a Delaware limited liability company. On June 19, 2017 the Company submitted a CMA to FINRA and the transaction was approved September 17, 2017. The firm conducts private placements of securities, offers advisory services and market research.

As of October 27, 2020, the Firm has not claimed an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are, and will remain as described below.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

*Leases*
In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The firm entered into a 2 year lease beginning December 1, 2024. The Company has a right of use asset in the amount of $22,234 which is included in prepaid expenses and other current assets on the statement of financial condition. The Company also has a right of use liability of $22,572, which is included in accounts payable, accrued expenses and other liabilities on the statement of financial condition on December 31, 2025.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### *Leases (continued)*

Right of use assets ("ROU") represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of the lease payments. We use the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

## 3. REVENUE RECOGNITION

The Company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

## 4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Aggregate indebtedness shall not exceed 15:1. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2025, the Company had net capital, as defined, of $164,827, which exceeded the required minimum net capital requirements of $7,157 by $157,669. Aggregate indebtedness totaled $107,352. The Company's percentage of aggregate indebtedness to net capital was 65.13%.

## 5. POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions and reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

## 6. INCOME TAXES

The Company changed its tax status from a partnership to a single member LLC in 2018. In as much as the Company now has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by nor provided for in the financial statement of the Company. The earnings of the Company are included in the income tax returns filed by the single member, or members prior to the tax status change.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, Income Taxes (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. Income tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2022, 2023 and 2024 Federal, New York State, and New York City income tax returns of the single member or partnership are currently open for examination.

## 7. RELATED PARTY TRANSACTIONS

An affiliated company has agreed to make available to the Company certain facilities and provide for performance of certain services.

The Company has provided funding to a related party. This loan will be repaid as cash flow permits. The balance owed from the related party as of December 31, 2025, was $181,544.

## 8. CONCENTRATION OF CREDIT RISK

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

For the year ended December 31, 2025, 10 customers accounted for 91% of the Company's revenue.

## 9. COMMITMENT AND CONTINGENCIES

The Company entered into a 2-year occupancy agreement for office space in Connecticut in December 2025. Occupancy expense for the year ended December 31, 2025, was $26,161.

The Company has also entered into a short-term based occupancy agreement for office space in Palm Beach Gardens, Florida. Occupancy expense for the year ended December 31, 2025, was $13,157.

The Company has also ended a short-term based occupancy agreement for office space in New York on November 30, 2025. Occupancy expense for the year ended December 31, 2025, was $2,086.

As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations. The Company was involved in a routine FINRA audit in 2025 which resulted in a letter of caution and no further action. The firm is not involved in any other litigation or investigations in 2025.

The Company is subject to regulatory oversight and periodic examinations by the Financial Industry Regulatory Authority ("FINRA") and other regulatory bodies in the normal course of business. There are no pending examination as of the date of this report. The Company received an arbitration on or about January 20, 2026 against the Company. The Company has indicated that it intends to vigorously defend this matter. Based on its preliminary investigation, The Company expects to deny all of the material allegations and assert numerous affirmative defenses.

## 10. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer. The firm conducts private placements of securities, offers advisory services and market research. The Company has identified its CEO as the chief operating decision maker ("CODM"). who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in the summary of significant accounting policies.

## 11. SUBSEQUENT EVENTS

Management has reviewed and evaluated all other potential impacts through the date the financial statements are available to be issued, and determined there are no other material events that would require disclosure in the Company's financial statements.